February 28, 2020
VIA EDGAR AND ELECTRONIC MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention:

Re:	Innovate Biopharmaceuticals, Inc.
Schedule TO-I filed February 12, 2020
Schedule TO-I/A filed February 20, 2020
File No. 005-90111

Ladies and Gentlemen:
This letter sets forth the responses of Innovate Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 24, 2020 (“Comment Letter”) regarding the Schedule TO-I, as amended, referenced above (the “Schedule TO”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Schedule TO-1 Filed February 12, 2020

1.    You state that the transaction is an offer to amend and exercise “certain” outstanding warrants to purchase shares of common stock and that the offer is being extended only to Eligible Holders of Original Warrants. The Letter to Holders of Original Warrants filed as Exhibit (a)(1)(A) states that the offer is being made only to holders of record as of February 12, 2020. Additionally, condition (iii) to the Offer as set forth on page 30 of the Offer to Amend and Exercise suggests that the offer is limited to accredited investors. In this regard, we note the statement in the Election form attached as Exhibit (a)(1)(C) that the Company will not accept any Election to Participate if the Company determines that a valid exemption from registration for the underlying securities is not available for the Offer. Given these statements, it appears that the Offer is not being extended to all holders of outstanding warrants. Please provide us with your analysis as to how the offer complies with the all-holders provision set forth in Rule 13e-4(f)(8)(i). Alternatively, revise the offer materials to eliminate features of the offer that limit participation by any holder of the subject securities, and disseminate the offer materials in the same manner as was done originally.

8480 Honeycutt Road, Suite 120 │ Raleigh, NC 27615 │ Tel: (919) 275-1933
info@innovatebiopharma.com │ www.innovatebiopharma.com

Response: We note the Staff’s comments. The offer is open to all holders of Original Warrants in compliance with Rule 13e-4(f)(8)(i) and we have revised the offer materials to eliminate features of the Offer that limit participation by any holder of the class of subject securities.

Accredited Investor Status

The Company intends to rely on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder for an exemption of the Offer to Amend and Exercise and the issuance of the underlying common shares. Based on their prior representations, the Company anticipates that each of the holders of Original Warrants are accredited investors, and that said Offer to Amend and Exercise will qualify for an exemption from registration under the Securities Act. Further, the Company does not anticipate that any holder of Original Warrants who desires to participate in the Offer to Amend and Exercise will fail to continue to qualify as an accredited investor, but, in the event that one or more holders does fail to qualify, the Company believes and expects that the number of such holders will not be greater than thirty five. However, the Company will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Original Warrant holders if the Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer to Amend and Exercise is not available under the Securities Act and therefore the Company may not consummate the transactions contemplated by the Offer to Amend and Exercise in such case. We have updated the disclosures in the offer materials to note this change. Accordingly, the Offer is not limited to accredited investors.

Record Date

The Offer is not limited to record holders of Original Warrants on February 12, 2020. We have updated the disclosures in the offer materials to note this change and we have updated the definition of “Eligible Holder.” We now state that we have mailed the offer materials to record holders of Original Warrants on February 12, 2020. In the event that there is a transfer of ownership of the Original Warrants, transferees will be eligible to participate in the Offer. The Company does not anticipate any such transfers, and the Company must be notified of any transfer pursuant to the terms of the Original Warrants.

“Class” of Securities

The Company currently has an aggregate of 12,501,034 warrants outstanding. Of the 12,501,034 warrants outstanding, 12,346,631 warrants are the Original Warrants. The 154,403 warrants not subject to this Offer are hereafter referred to as the “Monster Warrants.”
The Company does not believe that the Monster Warrants are of the same class, much less the same series, as the subject securities. While the term “class” is not defined specifically for purposes of Rule 13e-4, it is defined for other purposes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g)(5) of the Exchange Act provides that, for purposes of Section 12(g) of the Exchange Act, the term “class” includes “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”

8480 Honeycutt Road, Suite 120 │ Raleigh, NC 27615 │ Tel: (919) 275-1933
info@innovatebiopharma.com │ www.innovatebiopharma.com

The Commission has issued limited guidance interpreting the meaning of the definition of “class” in Section 12(g)(5). With respect to what constitutes a “class” of derivative securities such as options and warrants, however, the Commission has issued clear guidance in the context of reporting requirements under Exchange Act Section 16. When reporting derivative securities on Form 4 and Form 5, the Commission has made clear that options that have different “economic characteristics (such as exercise price and expiration date) are considered different classes of options.”1 The same reporting principles apply to warrants and other derivative securities with similar characteristics to options.2
The Company submits that, in the absence of any clear guidance from the Commission to the contrary, the same principles should be applied to warrants in the context of Rule 13e-4. When comparing the economic characteristics of the Monster Warrants to the Original Warrants based upon these principles, it is clear that the Monster Warrants should be treated as a separate class of securities from any of the classes of Original Warrants.
On January 29, 2018, Monster Digital, Inc. (“Monster”) and privately held Innovate Biopharmaceuticals Inc. (“Private Innovate”) completed a reverse recapitalization in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated July 3, 2017, as amended (the “Monster Merger Agreement”), by and among Monster, Monster Merger Sub, Inc. (“Merger Sub”) and Private Innovate. In connection with the transaction, Private Innovate changed its name to IB Pharmaceuticals Inc. (“IB Pharmaceuticals”). Pursuant to the Monster Merger Agreement, Merger Sub merged with and into IB Pharmaceuticals with IB Pharmaceuticals surviving as the wholly owned subsidiary of Monster (the “Monster Merger”). Immediately following the Monster Merger, Monster changed its name to Innovate Biopharmaceuticals, Inc. (“Innovate”). On March 29, 2018, IB Pharmaceuticals was merged into Innovate and ceased to exist.
The Original Warrants that are subject of the Tender Offer were issued in multiple disparate transactions over a period of two years, so that the issuance dates of the Original Warrants range from January 2018 to May 2019. Correspondingly, the expiration dates of the Original Warrants range from January 29, 2023 to May 17, 2024. The Original Warrants were issued either in connection with the Monster Merger or issued following the Monster Merger.
The Monster Warrants were issued by Monster prior to the Monster Merger. The Monster Warrants are legacy obligations of the pre-Merger company (Monster) and remained outstanding after completion of the Monster Merger. The Monster Warrants were issued on July 7, 2016 and expire on July 7, 2021. The Monster Warrants have a weighted-average exercise price of $55.31.

1 See, Exchange Act Section 16 and Related Rules and Forms Compliance and Disclosure Interpretations (“C&DI”) Question 133.06.
2 Rule 16a-1(c) defines “derivative security” very broadly, encompassing options, warrants, convertible securities, stock appreciation rights, and similar rights that may be exercised for or converted into an equity security or the cash value thereof.

8480 Honeycutt Road, Suite 120 │ Raleigh, NC 27615 │ Tel: (919) 275-1933
info@innovatebiopharma.com │ www.innovatebiopharma.com

As a result of the large discrepancy of exercise prices, the Original Warrants and the Monster Warrants have different economic characteristics and different economic values. In addition, other differences in non-economic characteristics further distinguish the classes of Original Warrants from the Monster Warrants, beyond the differences in economic characteristics highlighted above and by the Commission in its guidance — for example, differences in anti-dilution protection, price adjustment provisions, “Black-Scholes” provisions, and other non-economic rights, along with the fact that the Monster Warrants were issued prior to the Monster Merger (and by a different management team running a different business). With such different characteristics and different economic values, each set of warrants must be considered a different class, as no investor would be indifferent as to which warrant of the multiple different classes he received.
Based on the Commission’s interpretation of the term “class,” and because the economic (namely, the exercise price) and non-economic characteristics of the Monster Warrants and the Original Warrants are different, the Monster Warrants should be treated as a separate class of securities from any Original Warrants for purposes of Rule 13e-4.
Exhibits

2.    In light of your disclosure of the proposed merger transaction and agreement, we believe you should file the Merger Agreement as an exhibit to the Schedule TO. Refer to Item 12 of Schedule TO and Item 1016(d) of Regulation M-A.

Response: In response to the Staff’s comment, we have filed the Merger Agreement (including Amendment No. 1 thereto) as Exhibit (a)(1)(H) to the Schedule TO.

Exhibit (a)(1)(B), Offer to Amend and Exercise
Conditions to the Offer to Amend and Exercise, page 29

3.     You state that a condition to this Offer is the satisfaction or waiver of the obligations of each party to the Merger Agreement. Conditions must be drafted with sufficient specificity to allow for objective verification. Please list the most material obligations of each party under the Merger Agreement here as distinct conditions so that subject security holders understand the terms of the Offer.
Response: In response to the Staff’s comment, we have listed the most material obligations of each party under the Merger Agreement on page 28 of the Offer to Amend and Exercise.
4.    We note that the Merger Agreement includes, as a closing condition, a minimum funding requirement of $10,000,000. Generally, when an Offer is conditioned on the ability of a party to obtain financing, a material change will occur in the information previously disclosed when the offer becomes fully financed. Confirm that you will promptly file an amendment to the Schedule TO and disseminate disclosure of such a material change.
Response: In response to the Staff’s comment, we confirm that we will file an amendment to the Schedule TO to disclose any material change, including the material change noted above.

8480 Honeycutt Road, Suite 120 │ Raleigh, NC 27615 │ Tel: (919) 275-1933
info@innovatebiopharma.com │ www.innovatebiopharma.com

5.     Your disclosure on page 30 of the Offer to Amend indicates that you “expect that the Expiration Date will occur immediately prior to or concurrently with the Effective Time of the Merger.” All offer conditions, other than those related to regulatory conditions necessary to the consummation of the Offer, must be satisfied or waived as of expiration of the Offer, not acceptance of warrants for exchange (which would occur after). Please revise to confirm.
Response: In response to the Staff’s comment, we have deleted the statement that we “expect that the Expiration Date will occur immediately prior to or concurrently with the Effective Time of the Merger” in the Schedule TO. We confirm that all offer conditions, other than those related to regulatory conditions necessary to the consummation of the Offer, must be satisfied or waived as of expiration of the Offer.
Withdrawal Rights, page 31
6.    Refer to the statement, “[f]ollowing the Expiration Date, you cannot withdraw your Election to Consent, Participate and Exercise Warrant.” Notwithstanding the fact that you intend for the exercise of the Amended Warrants to occur automatically on the Expiration Date, please revise this language to remove the implication that holders who tender pursuant to the Offer may not under any circumstances withdraw following the expiration date. Refer to Rule 13e- 4(f)(2)(ii).
Response: In response to the Staff’s comment, we have removed the above noted language from the Schedule TO to remove the implication that holders who tender pursuant to the Offer may not under any circumstances withdraw following the expiration date.

Very truly yours,
/s/ Sandeep Laumas
Sandeep Laumas
Chief Executive Officer
cc: Jeffrey Fessler, Esq., Sheppard, Mullin, Richter & Hampton LLP
Justin Anslow, Esq., Sheppard, Mullin, Richter & Hampton LLP

8480 Honeycutt Road, Suite 120 │ Raleigh, NC 27615 │ Tel: (919) 275-1933
info@innovatebiopharma.com │ www.innovatebiopharma.com